

December 12, 2012

Via E-mail
Mr. Ian Cameron
Senior Vice President, Corporate Development and Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

> **RE: Methanex Corporation**
> **Form 40-F for the Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 0-20115**

Dear Mr. Cameron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. In your letter to us dated May 12, 2009 you stated that certain contacts related to Iran would likely continue. In addition, you state on page 7 in Exhibit 99.1 to your Form 40-F that you are the leading supplier of methanol to Latin America, a region that can be understood to include Cuba. As you know, Iran and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 40-F does not include disclosure regarding Iran or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Cuba, whether through direct or indirect arrangements, since the referenced letter. Your response should

describe any materials and products that you have provided or intend to provide into Iran and Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

3. Please discuss for us the materiality of your contacts with Iran and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Cuba.

Exhibit 99.2 – Management's Discussion & Analysis

Critical Accounting Estimates, page 38

Recoverability of Asset Carrying Values, page 39

4. We note your disclosure on page 30 that the Chile cash-generating unit was tested for recoverability due to lower than expected production during 2011. Please tell us the percentage by which the carrying value of your Chile cash-generating unit exceeded estimated pre-tax fair value as of December 31, 2011. To the extent that any of your long-lived assets or cash-generating units have estimated pre-tax fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please enhance your discussion by providing the following disclosures in future filings:
   • The percentage by which fair value exceeds the carrying value;
   • A description of the assumptions that drive the estimated pre-tax fair value; and
   • A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions.
   If you have determined that the estimated pre-tax fair value substantially exceeded the carrying value for all of your long-lived assets or cash-generating units as of year-end, please disclose this determination in future filings.

Mr. Ian Cameron
Methanex Corporation
December 12, 2012
Page 3

Exhibit 99.3 – Consolidated Financial Statements

Consolidated Statements of Income, page 51

5. Please tell us how you considered IAS 1.103 in aggregating your cost of sales with operating
    expenses as a single line item on the face of your consolidated statements of income.

6. You provide a calculation of basic and diluted net income per common share before unusual
    item on page 51. However, you do not appear to disclose the amount of this unusual item in
    a separate line item on the face of your Consolidated Statements of Income. Please revise
    your financial statements to disclose the nature and dollar amount of items classified as
    unusual items, similar to the table provided on page 42 of your annual report. Please also
    revise your footnote disclosures for net income per common share on page 65 to include a
    reconciliation demonstrating how you calculated basic and diluted net income per common
    share before unusual item for the periods presented. Please tell us how you determined it
    was appropriate to disclose these alternative earnings per share measures on the face of your
    Consolidated Statements of Income rather than solely in the footnotes. Please refer to IAS
    33.73.

Note 2 – Significant Accounting Policies, page 55

Depreciation, page 56

7. The range of useful lives for your buildings, plant installations and machinery of five to
    twenty-five years is very broad. Please breakout the buildings, plant installations and
    machinery category into smaller components, and disclose the range of useful lives for each
    revised category. For categories that still have very broad useful lives, please consider
    separately discussing the types of assets that fall in each part of the range.

Note 11 - Expense by Function, page 65

8. It appears that your Consolidated Statements of Income on page 51 provide an analysis of
    expenses by function and your table on page 65 gives additional information to supplement
    that analysis. It is unclear where you have provided an analysis of expenses by nature.
    Please refer to IAS 1.99-104.

Note 22 - Commitments and Contingencies, page 78

9. It is not clear how you have complied with the requirement set forth in paragraph 35(c) of
    IAS 17 regarding the disclosure of the amounts of lease payments recognized as an expense.
    Please advise.

<u>Note 24 - Transition to International Financial Reporting Standards, page 80</u>

10. In the second paragraph of this footnote, you indicate that entities adopting IFRS for the first time are provided a number of mandatory exemptions. Please tell us and revise your future filings to identify the specific mandatory exemptions that applied to your adoption of IFRS.

11. You disclose on page 80 that you used previous GAAP as deemed cost for your assets accounted for under the full cost method. It is unclear where you disclosed the basis on which you allocated the carrying amounts determined under previous GAAP. Please refer to IFRS 1.31A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief